SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014 (Report No. 4)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.
(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Actimize Named Best Anti-Money Laundering Compliance Solution Provider in2014 Waters Magazine Rankings Awards, Dated July 17, 2014

99.2	Press Release: NICE to Showcase Text-to-9-1-1 Logging and Other Public Safety Solutions at the APCO International 80th Annual Conference & Expo, Dated July 21, 2014

99.3	Press Release: NICE Inform Crosses the 3,000 Mark: Flagship Public Safety Solution Achieves Impressive Milestone for Worldwide Deployments, Dated July 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: General Counsel
Dated: August 7, 2014

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Actimize Named Best Anti-Money Laundering Compliance Solution Provider in2014 Waters Magazine Rankings Awards, Dated July 17, 2014

99.2	Press Release: NICE to Showcase Text-to-9-1-1 Logging and Other Public Safety Solutions at the APCO International 80th Annual Conference & Expo, Dated July 21, 2014

99.3	Press Release: NICE Inform Crosses the 3,000 Mark: Flagship Public Safety Solution Achieves Impressive Milestone for Worldwide Deployments, Dated July 31, 2014